UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-18378

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

604 San Jose Road
Industrial Zone Cotto Norte
Manati , P.R. 00674

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9
France
Exhibit Index is at Page

AVENTIS PHARMACEUTICALS
PUERTO RICO SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

*                 Other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

Aventis Pharmaceuticals Puerto Rico Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PriceWaterhousecoopers LLP San Juan, Puerto Rico

May 16, 2003

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:

Investments:
Allocated share of master trust net assets	$7,254,367	$6,871,797
Mutual funds, at fair value	667,984	571,102
Common and commingled trusts, at fair value	1,377,892	1,236,891
Participant loans	697,504	607,298

	9,997,747	9,287,088
Receivables:
Employer contributions	299,409	280,842
Participant contributions	20,463	31,732
Loan payments receivable	12,568	42,839

Total receivables	332,440	355,413

Total assets	10,330,187	9,642,501

Liabilities:

Other payables	384	286

Net assets available for plan benefits	$10,329,803	$9,642,215

The accompanying notes are an integral part of these financial statements.

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Additions to net assets attributed to:
Investment income -
Interest and dividends	$399,335	$388,065
Contributions:
Employer	829,176	793,377
Participants	867,629	814,487
Investment assets transferred from Aventis Pharmaceuticals Savings Plan	—	8,488,855

Total additions	2,096,140	10,484,784

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	849,049	458,412
Benefits paid to participants	550,790	377,538
Administrative expenses	8,713	6,619

Total deductions	1,408,552	842,569

Net increase	687,588	9,642,215

Net assets available for plan benefits, beginning of the year	9,642,215	—

Net assets available for plan benefits, end of the year	$10,329,803	$9,642,215

The accompanying notes are an integral part of these financial statements.

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

1.                        Description of Plan

The following description of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico, Inc. and Aventis Pharma, Inc. (Puerto Rico) (collectively “Aventis Pharmaceuticals Puerto Rico”) as they meet the prescribed eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Mergers and Transfers

The Rhône-Poulenc Rorer Employee Savings Plan, a plan where the employees of the Company participated, was merged with and into the Aventis Pharmaceuticals Savings Plan (hereafter referred to as the “U.S. Plan”) effective December 29, 2000.

Effective January 1, 2001, a separate plan for employees of Aventis Pharmaceuticals Puerto Rico was established.  On January 2, 2001, the U.S. Plan transferred $8,488,855 in assets to the Plan representing participant account balances eligible for transfer under the terms of the Plan Agreement.

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals, Inc., Aventis Pharmaceuticals Puerto Rico, Inc. and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“MT Agreement”) to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan.  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the U.S. Plan in a Master Trust.  Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Plan Administration

The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), appointed by the Company’s Board of Directors, is responsible for the general administration of the Plan. The Company also maintains a trust fund as part of the Plan to hold the assets of the Plan. The Board of Directors has delegated to the Trustee the responsibility of administrating and managing the Plan.

Contributions

The Plan provides that participants may make elective deferral contributions of up to 10% of the participants’ eligible compensation on a pre-tax basis.

The Plan provides for a matching contribution allocation in an amount that is equal to the lesser of (i) the participant’s savings contributions made on his/her behalf for the applicable period or (ii) 4% of such participant’s eligible compensation for the applicable period.  If, as of the end of any plan year, the Company’s performance exceeds the annual business targets, the 4% contribution referenced above shall be increased proportionately from 4% to a maximum of 6% for performance exceeding up to 120% of annual business targets for the plan year.

Notwithstanding the above, each member who is a member of the United Auto Workers’ Union and who is entitled to a matching contribution allocation for a plan year shall receive an allocation up to a maximum of $3,000 for each participant in a plan year.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Puerto Rico Treasury Department designed to reflect increases in cost of living.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Vesting

All participants are 100% vested at all times in all portion of their account balances.

Investment Options

Upon enrollment in the Plan, a participant may elect to have his/her contributions invested in one or more of the following funds:

•                      Capital Guardian Emerging Market Equity Fund

•                      T. Rowe Price Equity Index Trust Fund

•                      Fidelity Management Trust Fund

•                      T. Rowe Price International Stock Fund

•                      T. Rowe Price Retirement Strategy Trust Balance Fund

•                      T. Rowe Price Retirement Strategy Trust Conservative Growth Fund

•                      T. Rowe Price Retirement Strategy Trust Income Plus Fund

•                      T. Rowe Price Science & Technology Fund

•                      T. Rowe Price Small-Cap Stock Fund

•                      PIMCO Total Return Fund

Payments of Benefits

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Participant Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account or $50,000 minus the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence.

Fees and Administrative Expenses

Fees and commissions to the Trustee are paid and reported by the Plan.  Administrative expenses incurred in the management of the plan are paid by the Company.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.

2.                Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Management believes that these estimates are adequate.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds, common and commingled trusts and money market accounts are stated at fair value as determined by the Trustee, principally through the use of quoted market prices. Participant loans are valued at cost, which approximates fair value.  Investment contracts are stated at contract value, which is contributions plus interest minus benefit payments and expenses. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and therefore are recorded at contract value.  Each contract is subject to early termination penalties that may be significant.  The average rate on the fund was 6.3% and 6.4% and the average yield was 5.7% and 5.2% in 2002 and 2001, respectively.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Payment of Benefits

Benefits are recorded when paid.

3.                Investments

The following represents investments that represent 5 percent or more of the Plan’s net assets.

	2002	2001

Allocated share of master trust net assets	$7,254,367	$6,871,797
Fidelity Management Trust Fund 85,328 shares in 2002 and 64,572 shares in 2001	577,676	574,694
Participant loans	697,504	607,298

The Plan’s investments (including gains and losses on investments bought and sold) depreciated in value by $849,049 and $458,412 during 2002 and 2001, respectively, as follows:

	2002	2001

Allocated share of master trust investment activities	$409,130	$323,427
Mutual funds	140,130	25,948
Common and commingled trusts	299,789	109,037

	$849,049	$458,412

4.              Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan.  Both plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee.  At December 31, 2002 and 2001, the Plan’s interest in the Master Trust was approximately 2%.

The following table presents the investments held in the Master Trust at December 31, 2002 and 2001:

	2002	2001

Investments:
Cash	$1,006,408	$852,744
Mutual funds, at fair value	11,867,771	2,850,595
Company stocks, at fair value	79,506,755	104,947,230
Guaranteed insurance contracts, at contract value	231,281,836	214,192,963

	$323,662,770	$322,843,532

Investment loss for the Master Trust for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001

Dividends	$675,635	$638,349
Interest	13,428,456	14,004,038
Net depreciation in fair value of investments	(23,774,237)	(18,582,010)

	$(9,670,146)	$(3,939,623)

5.              Tax Status

The Puerto Rico Treasury Department has not determined or informed the Company whether the Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and are, therefore, exempt from Puerto Rico income taxes.  However, the Plan Administrator, in consultation with the Plan’s legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

Exhibit I

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

Schedule H, Part IV, Item 4i, Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessors or similar party	Description of investment	Current Value

Mutual Funds:
PIMCO Total Return Fund	Mutual fund	$230,598
T. Rowe Price International Stock Fund *	Mutual fund	103,471
T. Rowe Price Small-Cap Stock Fund *	Mutual fund	218,099
T. Rowe Price Science & Technology Fund*	Mutual fund	115,816

Total mutual funds		$667,984

Common and commingled trusts:
Fidelity Management Trust Fund	Commingled trust fund	$577,676
Capital Guardian Emerging Market Equity Fund	Commingled trust fund	13,880
T. Rowe Price Retirement Strategy Trust Conservative Growth Fund *	Common trust	19,015
T. Rowe Price Retirement Strategy Trust Income Plus Fund *	Common trust	24,858
T. Rowe Price Retirement Strategy Trust Balance Fund *	Common trust	318,860
T. Rowe Price Equity Index Trust Fund *	Common trust	423,603

Total common and collective trusts		$1,377,892

Loans:
Participant loans *	Participant loans with varying maturities and interest rates ranging from 5.75% to 10.5%	$697,504

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS
SAVINGS PLAN

Date:	27 June 2003	By:	/s/ Isidro Ferrer
Isidro Ferrer, for the
Employee Savings Plan Administrative
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Auditors – PricewaterhouseCoopers LLP

EXHIBIT (1)

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-100510) of Aventis S.A. of our report dated May 16, 2003 relating to the financial statements and supplemental schedule of Aventis Pharmaceuticals Puerto Rico Savings Plan, which appears in this Form 11-K.

/s/ PriceWaterhousecoopers LLP

June 25, 2003